EXHIBIT 12
                           HASBRO, INC. AND SUBSIDIARIES

                 Computation of Ratio of Earnings to Fixed Charges
                           Fiscal Years Ended in December

                               (Thousands of Dollars)


                               1999      1998      1997      1996      1995
                               ----      ----      ----      ----      ----

Earnings available for
 fixed charges:
  Net earnings              $188,953   206,365   134,986   199,912   155,571
  Add:
   Fixed charges              88,456    53,209    43,893    47,174    52,422
   Taxes on income            84,892    97,113    69,539   106,981    96,979
                             -------   -------   -------   -------   -------
    Total                   $362,301   356,687   248,418   354,067   304,972
                             =======   =======   =======   =======   =======

Fixed charges:
  Interest on long-term
   debt                     $ 25,068     9,688     7,348     9,258     9,267
  Other interest charges      44,272    26,423    20,138    22,207    28,321
  Amortization of debt
   expense                       425       121       377       339       339
  Rental expense representa-
   tive of interest factor    18,691    16,977    16,030    15,370    14,495
                             -------   -------   -------   -------   -------
    Total                   $ 88,456    53,209    43,893    47,174    52,422
                             =======   =======   =======   =======   =======

Ratio of earnings to fixed
 charges                        4.10      6.70      5.66      7.51      5.82
                             =======   =======   =======   =======   =======